Deyu Agriculture Corp.
Room 808, Tower A
Century Centre, 8 North Star Road
Beijing, People’s Republic of China

September 16, 2010

VIA EDGAR and FEDERAL EXPRESS
Mr. Sirimal R. Mukerjee, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  Deyu Agriculture Corp.
                        Amendment No. 1 to Registration Statement on Form S-1
        Filed August 6, 2010
        File No. 333-167527

Dear Mr. Mukerjee:

We are in receipt of your comment letter dated August 25, 2010 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Amendment No. 1 to Registration on Form S-1

General

1.  We reissue prior comment 2 in our letter dated July 12, 2010 in part.  Make sure that your letter of response indicates precisely (by page number) where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

ANSWER:
We have indicated in this letter of response precisely (by page number) where responsive disclosure to each numbered comment and each point may be found in the amendment to the Registration Statement on Form S-1.

2.  Please provide updated financial and related information with your next amendment.

ANSWER:
We have included updated financial information for the most recent quarter ended June 30, 2010.  We have also updated the Management’s Discussion and Analysis section to include the analysis of the June 30, 2010 financials.

Prospectus Cover Page

3.  We note your response and revised disclosure in respect of comment 5 in our letter dated July 12, 2010.  Item 501(b)(3) of Regulation S-K requires the information described therein with respect to the offering for which your registration statement and prospectus relate.  In this regard, we note your statement on the cover page that “The selling stockholders may offer all or part of their Shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices.”  We also note your statement on page 14 that “The proposed maximum offering price is determined by the offering price of the common shares in the private placement completed on May 10, 2010. The Offering price does not reflect market forces, and it should not be regarded as an indicator of any future market price of our securities.”  Please reconcile these statements and provide the offering price on the cover page.  Refer to Instruction 2 of Item 501(b)(3) of Regulation S-K, if applicable.

ANSWER:
We have reconciled the two statements and provided the information required by Instruction 2 of Item 501(b)(3) on the cover page.  We reconciled the statements by revising the disclosure on page 14 – Determination of Offering Price to state that the offering price may be determined at either prevailing market prices or at privately negotiated prices.  We also included the disclosure required by Item 201 of Regulation S-K for issuers with no established public trading market.

Fluctuations in the exchange rate….page 8

4.  We note your response and revised disclosure in respect of comment 13 in our letter dated July 12, 2010.  Please provide the basis for removing the risk factor titled “Currency conversion could adversely affect our financial condition.” In particular, we note that the risk factor, in part, spoke to specific Chinese laws regulating currency conversion and the associated risks to your company.  Please revise your disclosure under the risk factor beginning “Fluctuations in the exchange rate…” to include these specific risks or tell us why you believe such risk disclosure is now inappropriate.

ANSWER:
On page 8, we have revised the Risk Factor beginning “Fluctuations in the exchange rate …” to include the specific risks that were previously included in the Risk Factor titled “Currency conversion could adversely affect our financial condition.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

5.  We note that you refer to either “majority shareholder” or “majority shareholders” throughout this section. We also note your disclosure under “Fully-Diluted Capitalization” that the group “City Zone Shareholders” includes various shareholders.  We further note that the securities escrow agreement refers to Expert Venture Limited, which is one of the shareholders that comprises the City Zone Shareholders, as the principal shareholder which has agreed to place its holdings into escrow.  In view of this, please:

●	revise your disclosure under “Fully-Diluted Capitalization” to separate each of the shareholders that make up City Zone Shareholders;

●
(i) revise your disclosure in your description of the securities escrow agreement on page 40 to make clear that Expert Venture Limited is the shareholder whose shares are subject to the agreement and (ii) reconcile this with your disclosure in the notes to your financial statements and related information that all of the City Zone shareholders placed their shares in escrow; and

●
Revise your disclosure (i) to remove references to “majority shareholder” or “majority shareholders” and (ii) to expressly identify the particular shareholder (e.g., with respect to your disclosure relating to your lock-up agreement, please identify that each of the shareholders that comprise City Zone Shareholders are a party to that agreement).

ANSWER:
On page 25, we have revised our disclosure under Fully-Diluted Capitalization to break out each of the City Zone Shareholders as separate line items in the chart.  Please note that these shareholders were grouped together because they were the prior shareholders of City Zone Holdings, our wholly-owned subsidiary, and exchanged their shares for shares of Deyu Agriculture Corp pursuant to the terms of the Share Exchange Agreement.

On page 40, we have removed the reference to “majority shareholder” and specifically noted that Expert Venture Limited was the shareholder whose shares are subject to the Securities Escrow Agreement.  This statement has also been reconciled with the notes to the financial statements.

On page 40, we have clarified our reference to “majority shareholders” to specifically identify all the shareholders that are parties to the lock-up agreement.  The parties subject to the lock-up agreement are Expert Venture Limited, Sure Glory Holdings Limited, Brighton Investments Limited, Mapleland International Investments Limited, Charming Action Management Limited and Shallow Glory Limited.

6.  Please define “Tier 1” and “Tier 2” cities.

ANSWER:
On page 35, we have defined Tier 1 cities and Tier 2 cities.  Specifically, we stated, “Beijing, Shanghai and Guangzhou are considered Tier 1 cities in China because they were the first to be opened up to competitive economic development and are the most populous, affluent and competitive.  Tier 2 cities, such as Tianjin, Suzhou, Dalian, Qingdao and Hangzhou, have a smaller population and are not as developed as Tier 1 cities.”

Additionally, on page 44, we also included the definition of Tier 1 and Tier 2 cities.

Directors, Executive Officers, Promoters and Control Persons, page 58

7.  We note your disclosure in your Current Report on Form 8-K filed on June 23, 2010, as amended on July 6, 2020, indicates that Mr. Tian is your President and Executive Director. However, your disclosure on page 59 indicates that Mr. Tian is your Director (and not an executive officer or executive director) in the lead-in caption to his background and in the paragraph itself indicates that Mr. Tian is your Executive Director.  Please reconcile these apparent inconsistencies.

ANSWER:
Mr. Wenjun Tian is a Director and President of our company.  He is not an Executive Director.  We have filed an amendment to the Current Report on Form 8-k filed on June 23, 2010 to correct this statement and clarify that Mr. Wenjun Tian is solely a Director and President.  On page 64, we have also removed the word “Executive” from his background description.

8.  With respect to your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director. See Item 401(e) of Regulation S-K.

ANSWER:	On page 64, we included a discussion for each of our directors to the specific experiences, qualifications, attributes and skills that led to our conclusion that each person could serve as a director.

Principal Shareholders, page 64

9.  Please revise your disclosure to include the name of the natural persons who have or share voting or investment power for each entity listed, such as Sure Glory Holdings Limited and Charming Action Management Limited.

ANSWER:
On page 71, we have revised our disclosure to include the name of the natural persons who have voting control over Sure Glory Holdings Limited and Charming Action Management Limited.  Specifically, Mr. Yan Wei Han is the controlling person of Sure Glory Holdings Limited and Miss Jin Juan Dai is the controlling person of Charming Action Management Limited.

10.  Please make sure that all of your footnotes refer to line items on the table.  In this regard, we note that footnotes 4 and 5 do not refer to any item on the table.

ANSWER:	On page 71, we have confirmed that all the footnotes refer to line items on the table. Specifically, footnotes 4 and 5 have been placed next to, and refer to, Expert Venture Limited.

11.  Please provide the basis for why not all of the shareholders that make up the City Zone Shareholders noted in the footnote to table under “Fully-Diluted Capitalization” appear on your table of principal shareholders.

ANSWER:
All of the shareholders that make up the City Zone Shareholders are not included in table of principal shareholders because not all of the City Zone Shareholders own more than 5% of the outstanding shares of common stock.  Additionally, the entities that do not own more than 5% of the outstanding shares of common stock are not owned or controlled by any members of management.  The only entities included in the City Zone Shareholders that own more than 5% are:

-	Expert Venture Limited: 45.83% (on a fully diluted basis);
-	Sure Glory Holdings Limited: 5.50% (on a fully diluted basis); and
-	Charming Action Management Limited: 5.41% (on a fully diluted basis).

The other City Zone Shareholders all own less than 5% of the outstanding shares:
-	Brighton Investments Limited: 0.54% (on a fully diluted basis);
-	Mapleland International Investments Limited: 2.71% (on a fully diluted basis); and
-	Shallow Glory Management Limited: 4.20% (on a fully diluted basis).

12.  Please provide the basis for not including Jianbin Zhou or Li Ren in your table of principal shareholders.

ANSWER:	On page 71, we have included Jianbin Zhou and Li Ren in the table of principal shareholders.

Consolidated Financial Statements for the years ended December 31, 2009 and 2008

Balance Sheet, page F-21

13.  Please revise your equity section here or on page F-1 for consistency, as we note that the balances presented for December 31, 2009, vary between these two presentations for the common stock, additional paid in capital, and other comprehensive income accounts.  You should also monitor your need for appropriate footnote disclosure with regard to period changes in these accounts.

ANSWER:
We have changed the equity disclosures on page F-1 for consistency with the balances presented on page F-21 (now page F-23).  We have also monitored for appropriate footnote disclosure with regard to period changes in these accounts.

Note 1 – Organization and Description of Business, page F-25

Restructuring, page F-25

14.  We note your response to prior comment 38 but do not believe that it adequately supports your accounting.  Please provide a more thorough analysis to support your decision to account for the acquisition of entities by City Zone in November 2009 as a recapitalization with no adjustment to the historical basis of the assets and liabilities of these companies.  Your analysis should include, but not necessarily be limited to, the following information:

●	A more concise explanation of the transactions that occurred in connection to what you have referred to as the recapitalization of November 2009.

●
A clear listing of the shareholders and percentage of shares owned of City Zone and each of Most Smart, Redsun, Shenzhen JiRuHai, Detian Yu, Jinzhong  Deyu, Jinzheng Yuliang and Jinzhong Yongcheng prior to the transaction, as well as the shareholders and percentage of shares owned of City Zone following the transaction. In each case, tell us whether all shares had or have equal voting rights.

●	An explanation of the amount of cash and numbers of shares given as consideration in this transaction, including who remitted and who received the consideration.

●	Tell us who was on the board of directors of each entity before and after the transaction.

●	Tell us who the key managers were of each entity before and after the transaction.

●
Your response dated August 6, 2010, refers us to ASC 805-10-55-12 to 14, which paragraphs discuss reverse acquisitions.  If you believe the November 2009 transaction to have been a reverse acquisition, please provide your detailed analysis regarding all of the subparts included in ASC 805-10-55-12 as well as the guidance of ASC 805-10-55-13, 14 and 15.

●
It appears to us that the transaction may represent a combination between entities under common control, which would scope it out of the remaining provisions of ASC 805.  If your believe this to be true, please provide to us your full analysis supporting this determination.  Refer to ASC 805-10-15-4, ASC 805-50-15-6 and ASC 810-10-15-8.

ANSWER:
The following is a detailed analysis as to why we believe the acquisition of entities by City Zone in November 2009 should be accounted for as a recapitalization with no adjustment to the historical basis of the assets and liabilities of these companies.

Concise explanation of the transactions that occurred in connection with the recapitalization of November 2009

The restructuring and recapitalization of City Zone can be divided in three phases.  The following explanation should be read in conjunction with the corporate structure flow chart under “Description of Business” in this Form S-1/A No. 2.

Phase One of our restructuring mainly established the various layers of equity interests among entities from City Zone to Detian Yu in the following chronological order:

●
On July 27, 2009, City Zone was incorporated by Chi Yan Li, an agent engaged by Expert Venture Limited for the incorporation of City Zone.  On September 8, 2009, Chi Yan Li transferred 100% of the ownership to Expert Venture Limited in exchange for $645.  Expert Venture Limited has been 100% owned by Yam Sheung Kwok, who entered into options agreements with Mr. Jianming Hao and several current key management of the registrant after the November 2009 restructuring.  Chi Yan Li was the only member of the Board of City Zone prior to November 2009.

●
On September 4, 2009, Shenzhen JiRuHai’s original sole shareholder, Jingpeng Niu, transferred 100% of the ownership to Redsun in exchange for $14,638.  Jingpeng Niu was the agent engaged to incorporate Shenzhen JiRuHai on behalf of Redsun on August 20, 2009.  Shenzhen JiRuHai did not generate any business prior to November 2009.  Jingpeng Niu was the only member of the Board of Shenzhen JiRuHai prior to November 2009.

●
On September 7, 2009, Most Smart’s original sole shareholder, Chi Yan Li, transferred 100% of the ownership to City Zone in exchange for $1.  Chi Yan Li was the agent engaged to incorporate Most Smart on March 11, 2009 and held Most Smart’s shares as nominee of City Zone.  Most Smart did not generate any business prior to November 2009.  Chi Yan Li was the only member of the Board of Most Smart prior to November 2009.

●
On September 23, 2009, Redsun’s original sole shareholder, Shanxi Merchant Int’l Holdings Ltd., transferred 100% of the ownership to Most Smart in exchange for $30,000.  Shanxi Merchant Int’l Holdings Ltd. was the agent engaged to incorporate Redsun on August 20, 2009 on behalf of Most Smart.  Redsun did not generate any business prior to November 2009.  Jingpeng Niu was the only member of the Board of Redsun prior to November 2009.

●
On October 23, 2009, Detian Yu’s two original shareholders, Dong Sheng Int’l Investment Ltd. and Shanxi Xing Guang Investment Mgmt Ltd., agreed to transfer 100% of the ownership to Shenzhen JiRuHai in exchange for $8,051,892.  The fund was borrowed from unrelated third parties introduced by Mr. Wenjun Tian, and was subsequently directed to City Zone by the two original shareholders through the five new members of the Board of Detian Yu and returned to the third-party financing sources after the November 2009 transaction.  Mr. Wenjun Tian was the 100% beneficial shareholder of the two nominee companies.  Detian Yu did not generate any business prior to November 2009.  Wenjun Tian, Shaojun Li, and Zhiqiang Zhang were the members of the Board of Detian Yu prior to November 2009.

Phase Two of our restructuring established the equity interests between Detian Yu and the three operating entities, including Jinzhong Deyu, Jinzhong Yongcheng, and Jinzhong Yuliang, with the following details:

●
Jinzhong Deyu’s equity interests were originally held by three individuals, including Junde Zhang, Guoxiang Zhang, and Junping Zhang, each of which held 90%, 8%, and 2%, respectively.  Guoxiang Zhang and Junping Zhang were nominee shareholders and family members of Junde Zhang.  The only member of the Board and CEO of Jinzhong Deyu was Mr. Jianming Hao, who possessed 100% voting power.  Mr. Junde Zhang was the General Manager.  On November 28, 2009, in order to facilitate the restructuring and to establish equity interest between Detian Yu and Jinzhong Deyu under the Chinese laws and regulations, Detian Yu borrowed $10,694,560 from unrelated third parties introduced by Mr. Jianming Hao and paid to the original three shareholders of Jinzhong Deyu for 100% of the ownership.  The fund was subsequently directed to City Zone by the three individuals through the five new members of the Board of Detian Yu and returned to the third-party financing sources.

●
Jinzhong Yongcheng’s equity interests were originally held by two individuals, including Yongqing Ren and Yongming Ren, each of which held 90% and 10%, respectively.  Yongming Ren was a nominee shareholder and sibling of Yongqing Ren.  The only member of the Board and CEO of Jinzhong Yongcheng was Mr. Jianming Hao, who possessed 100% voting power.  Mr. Yongqing Ren was the General Manager.  On November 28, 2009, in order to facilitate the restructuring and to establish equity interest between Detian Yu and Jinzhong Yongcheng under the Chinese laws and regulations, Detian Yu borrowed $3,223,018 from unrelated third parties introduced by Mr. Jianming Hao and paid to the original two shareholders of Jinzhong Yongcheng for 100% of the ownership.  The fund was subsequently directed to City Zone by the two individuals through the five new members of the Board of Detian Yu and returned to the third-party financing sources.

●
Jinzhong Yuliang’s equity interests were originally held by three individuals, including Xiaoyun Jia, Zhaoliang Li, and Zhihao Zha, each of which held 60%, 25%, and 15%, respectively.  Of the 60% held by Xiaoyun Jian, 41% represents shares held as nominee of Wenjun Tian.  Of the 25% held by Zhaoliang Li, 21% represents shares held as nominee of Hong Wang.  Of the 15% held by Zhihao Zha, 12% represents shares held as nominee of Jianming Hao.  Xiaoyun Jia is Yongqing Ren’s spouse.  The only member of the Board and CEO of Jinzhong Yuliang was Mr. Jianming Hao, who possessed 100% voting power.  Mr. Yongqing Ren was the General Manager.  On November 28, 2009, in order to facilitate the restructuring and to establish equity interest between Detian Yu and Jinzhong Yuliang under the Chinese laws and regulations, Detian Yu borrowed $2,344,013 from unrelated third parties introduced by Mr. Jianming Hao and paid to the original three shareholders of Jinzhong Yuliang for 100% of the ownership.  The fund was subsequently directed to City Zone by the three individuals through the five new members of the Board of Detian Yu and returned to the third-party financing sources.

Phase Three of our restructuring fulfilled the remaining requirements of reverse acquisition between the three Jinzhong entities and Detian Yu which is ultimately consolidated by City Zone.  The details of the transaction are as follows:

•
Subsequent to the restructuring on November 28, 2009, Mr. Jianming Hao was appointed as the Chairman and CEO of Detian Yu, Shenzhen JiRuHai, Redsun, Most Smart, and City Zone.  Junde Zhang, Yongqing Ren, Wenjun Tian, and Hong Wang were appointed as members of the Board of Detian Yu and key management of all entities consolidated under City Zone.

•
In December 2009, Mr. Jianming Hao and the other four members of the Board of Detian Yu injected a total amount of $23,579,205 into Expert Venture Limited which in turn injected into City Zone and expanded its equity interest.  City Zone passed the fund downward to each entity under the consolidation to payoff any borrowings from unrelated third-party financing sources outside of the combined entity for establishing the various layers of equity interests in Phase One and Phase Two as incurred by each entity.

Listing of the shareholders and percentage of shares owned by City Zone and each of Most Smart, Redsun, Shenzhen JiRuHai, Detian Yu, Jinzhong Deyu, Jinzhong Yuliang and Jinzhong Yongcheng prior to the transactions, as well as the shareholders and percentage of shares owned following the transaction

Prior to Transaction
Entity	Shareholder Name	Number of Shares	% of shares	Equal Voting Rights?
City Zone	Expert Venture(Yam Sheung Kwok)	5,000	100%	Yes

Most Smart	Chi Yan Li	1	100%	Yes

Redsun	Shanxi Merchant	Registered Capital $30,000 (limited liability company, no share can be issued under Chinese law)	100% equity interest	Yes

Shenzhen JiRuHai	Jingpeng Niu	Registered Capital $14,638 (limited liability company, no share can be issued under Chinese law)	100% equity interest	Yes

Detian Yu	Dong Sheng Int’l Investment, Shanxi Xing Guang Investment Mgmt	Registered Capital $7,637,723 (limited liability company, no share can be issued under Chinese law)	100% equity interest	Yes, among Wenjun Tian, Shaojun Li, and Zhiqiang Zhang

Jinzhong Deyu	Junde Zhang(1), Guoxiang Zhang(2), Junping Zhang(3)	Registered Capital $1,492,622 (limited liability company, no share can be issued under Chinese law)	100% equity interest	100% Jianming Hao

Jinzheng Yuliang	Xiaoyun Jia(4), Zhaoliang Li(5), Zhihao Cha(6)	Registered Capital $281,650 (limited liability company, no share can be issued under Chinese law)	100% equity interest	100% Jianming Hao

Jinzhong Yongcheng	Yongqing Ren(7), Yongming Ren(7)	Registered Capital $288,334 (limited liability company, no share can be issued under Chinese law)	100% equity interest	100% Jianming Hao

After Transaction
Entity	Shareholder Name	Number of Shares	% of shares	Equal Voting Rights?
City Zone	Expert Venture(Yam Sheung Kwok)	5,000	100%	100% Jianming Hao

Most Smart	City Zone	1	100%	100% Jianming Hao

Redsun	Most Smart	Registered Capital $30,000 (limited liability company, no share can be issued under Chinese law)	100% equity interest	100% Jianming Hao

Shenzhen JiRuHai	Red Sun	Registered Capital $14,638 (limited liability company, no share can be issued under Chinese law)	100% equity interest	100% Jianming Hao

Detian Yu	Shenzhen JiRuHai	Registered Capital $7,637,723 (limited liability company, no share can be issued under Chinese law)	100% equity interest	100% Jianming Hao

Jinzhong Deyu	Detian Yu	Registered Capital $1,492,622 (limited liability company, no share can be issued under Chinese law)	100% equity interest	100% Jianming Hao

Jinzheng Yuliang	Detian Yu	Registered Capital $281,650 (limited liability company, no share can be issued under Chinese law)	100% equity interest	100% Jianming Hao

Jinzhong Yongcheng	Detian Yu	Registered Capital $288,334 (limited liability company, no share can be issued under Chinese law)	100% equity interest	100% Jianming Hao

(1)  Junde Zhang held 90% of the equity interest
(2)  8% held by Quoxing Zhang as nominee of Junde Zhang
(3)  2% held by Junping Zhang as nominee of Junde Zhang
(4)  Xiaoyun Jia held 60% of the equity interest, of which 41% was held as nominee of Wenjun Tian
(5)  Zhaoliang Li held 25% of the equity interest, of which 21% was held as nominee of Hong Wang
(6)  Zhihoa Zha held 15% of the equity interest, of which 12% was held as nomniee of Jianming Hao
(7)  Yongqing Ren held 90% of the equity interest, whereas the remaining 10% was held by Yongming Ren as nominee of Yongqing Ren

Listing of the amount of cash and number of shares given as consideration for the transactions, including who remitted and who received the consideration

There were no shares given as consideration in these transactions.

Acquiror	Acquiree company	Acquisition consideration	Payee	Payor
Most Smart International	Redsun Technology	$30,000	Shanxi Merchant Int’l	Most Smart

Redsun Technology	Shenzhen JiRuHai Technology	$14,638	Jing Peng Niu	Redsun

Shenzhen JiRuHai Technology	Detian Yu Biotechnology Co Ltd	$4,025,946	Dong Sheng Int’l Investment	Shenzhen JiRuHai
Shenzhen JiRuHai Technology	Detian Yu Biotechnology Co Ltd	$4,025,946	Shanxi Xing Guang Investment Mgmnt Ltd	Shenzhen JiRuHai
Total		$8,051,892
Detain Yu Biotechnolgy Co. Ltd	Jinzhong Deyu Agriculture Trading	$9,625,104	Junde Zhang	Detian Yu
Detain Yu Biotechnolgy Co. Ltd	Jinzhong Deyu Agriculture Trading	$855,565	Guoxiang Zhang	Detian Yu
Detain Yu Biotechnolgy Co. Ltd	Jinzhong Deyu Agriculture Trading	$213,891	Junping Zhang	Detian Yu
Total		$10,694,560
Detain Yu Biotechnolgy Co. Ltd	Jinzhong Yongcheng	$2,900,716	Yongqing Ren	Detian Yu
Detain Yu Biotechnolgy Co. Ltd	Jinzhong Yongcheng	$322,302	Yongming Ren	Detian Yu
Total		$3,223,018
Detain Yu Biotechnolgy Co. Ltd	Jinzhong Yuliang	$1,406,408	Xiaoyun Jia	Detian Yu
Detain Yu Biotechnolgy Co. Ltd	Jinzhong Yuliang	$586,003	Zhaoliang Li	Detian Yu
Detain Yu Biotechnolgy Co. Ltd	Jinzhong Yuliang	$351,602	Zhihao Zha	Detian Yu
Total		$2,344,013
		$24,358,122

The Board of Directors and key managers of each entity before and after the City Zone restructuring and recapitalization transactions:

	Before		After
Entity	Board of Directors	Key Managers	Board of Directors	Key Managers
City Zone	Li Chi Yan	None	Jianming Hao (Chairman and CEO with 100% voting right), Li Chi Yan	Jianming Hao, Junde Zhang, Yongqing Ren, Hong Wang, Wenjun Tian

Most Smart	Li Chi Yan	None	Jianming Hao (Chairman and CEO with 100% voting right), Li Chi Yan	Jianming Hao, Junde Zhang, Yongqing Ren, Hong Wang, Wenjun Tian

Redsun	Niu Jingpeng	Niu Jingpeng	Jianming Hao (Chairman and CEO with 100% voting right)	Jianming Hao, Junde Zhang, Yongqing Ren, Hong Wang, Wenjun Tian

Shenzhen JiRuHai	Niu Jingpeng	Niu Jingpeng	Jianming Hao (Chairman and CEO with 100% voting right)	Jianming Hao, Junde Zhang, Yongqing Ren, Hong Wang, Wenjun Tian

Detian Yu	Wenjun Tian, Shaojun Li, Zhiqiang Zhang	Wenjun Tian, Shaojun Li, Zhiqiang Zhang	Jianming Hao (Chairman and CEO with 100% voting right), Junde Zhang, Wenjun Tian, Yongqing Ren, Hong Wang	Jianming Hao, Junde Zhang, Yongqing Ren, Hong Wang, Wenjun Tian

Jinzhong Deyu	Jianming Hao (Chairman and CEO with 100% voting right)	Jianming Hao, Junde Zhang, Wenjun Tian, Hong Wang	Jianming Hao (Chairman and CEO with 100% voting right)	Jianming Hao, Junde Zhang, Yongqing Ren, Hong Wang, Wenjun Tian

Jinzhong Yuliang	Jianming Hao (Chairman and CEO with 100% voting right)	Jianming Hao, Yongqing Ren, Wenjun Tian, Hong Wang	Jianming Hao (Chairman and CEO with 100% voting right)	Jianming Hao, Junde Zhang, Yongqing Ren, Hong Wang, Wenjun Tian

Jinzhong Yongcheng	Jianming Hao (Chairman and CEO with 100% voting right)	Jianming Hao, Yongqing Ren, Wenjun Tian, Hong Wang	Jianming Hao (Chairman and CEO with 100% voting right)	Jianming Hao, Junde Zhang, Yongqing Ren, Hong Wang, Wenjun Tian

The following detailed analyses regarding all of the subparts included in ASC 805-10-55-12 support our belief that the November 2009 transaction to have been a reverse acquisition:

a.
Subpart a. of ASC 805-10-55-12 considers the relative voting rights in the combined entity after the business combination.  It states that the acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.  As described in our detailed explanation of the transaction mentioned above, even though Mr. Jianming Hao did not hold equity interests, he was the Chairman and CEO of and was entitled 100% voting rights at Jinzhong Deyu, Jinzhong Yongcheng, and Jinzhong Yuliang prior to the November 2009 transaction with special voting arrangements in those entities.  After Detian Yu acquired 100% of equity interests of the three Jinzhong companies in the November 2009 transaction, he was appointed as the Chairman and CEO of Detian Yu and was entitled 100% voting right at Detian Yu to replace the voting rights that were equally shared among Wenjun Tian, Shaojun Li, and Zhiqiang Zhang.  Furthermore, Mr. Jianming Hao was also appointed as the Chairman and CEO of Shenzhen JiRuHai, Redsun, Most Smart, and City Zone and was entitled 100% voting rights in these entities after the transaction.  Additionally, the original key managers at the three acquirees, including Junde Zhang, Yongqing Ren, Hong Wang, and Wenjun Tian were appointed as key managers of the legal acquirers after the transaction.  Therefore, the three Jinzhong entities are deemed the accounting acquirer.

b.
Subpart b. of ASC 805-10-55-12 considers the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.  Since Mr. Jianming Hao possessed 100% voting rights in each of the three Jinzhong entities before the transaction, and was also entitled 100% voting rights in the combined entity after the transaction, this subpart is deemed not applicable.

c.
Subpart c. of ASC 805-10-55-12 considers the composition of the governing body of the combined entity.  The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.  Mr. Jianming Hao possessed 100% voting rights in each of the three Jinzhong entities before the transaction, and was entitled 100% voting rights in each entity under City Zone after the transaction to have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.  Therefore, the three Jinzhong entities are deemed the accounting acquirer.

d.
Subpart d. of ASC 805-10-55-12 considers the composition of the senior management of the combined entity.  The acquirer usually is the combining entity whose former management dominates the management of the combined entity.  Jianming Hao, Junde Zhang, Yongqing Ren, Hong Wang, and Wenjun Tian were the original key management of the three Jinzhong companies, who were appointed as key management of the combined City Zone entity after the transaction.  Therefore, the three Jinzhong entities are deemed the accounting acquirer.

e.
Subpart e. of ASC 805-10-55-12 considers the terms of the exchange of equity interest.  As mentioned in our previous response dated August 6, 2010, since equity interests between business entities cannot be established through share exchange under the Chinese laws and regulations, whereas only transfer of cash is accepted, this subpart is not applicable.  Additionally, as mentioned in our detailed explanation of the transaction above, cash considerations transferred in the November 2009 transaction were directed from financing sources introduced by Mr. Jianming Hao to facilitate the transaction and establish equity interests under the Chinese laws and regulations, and were returned to the financing sources once the objectives were achieved.

ASC 805-10-55-13 states that the acquirer is usually the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.  Prior to the November 2009 transaction, the three Jinzhong companies had combined total assets of over RMB 190 million and combined revenue of over RMB 240 million, whereas no business was generated and only marginal assets were recorded at Detian Yu, Shenzhen JiRuHai, Redsun, Most Smart, and City Zone.
ASC 805-10-55-14 states that in a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.  As described in our explanation of the transaction above, Mr. Jianming Hao who was the Chairman and CEO of and was entitled 100% voting rights in the three Jinzhong companies, initiated the combination between the three Jinzhong companies and Detian Yu, which was already part of the City Zone combining entity.

ASC 805-10-55-15 states that a new entity formed to effect a business combination is not necessarily the acquirer.  If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14.  In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.  As described in our explanation of the transaction above, even though several new entities were formed during 2009 prior to the November transaction, Detian Yu, the legal acquirer of the three Jinzhong companies (acquirees), was formed in 2006.  Additionally, notwithstanding cash was transferred in the November transaction, such transfer was more likely a formality in order to establish the equity interests between Detian Yu and the three Jinzhong companies under the Chinese laws and regulations, rather the substance of these transfers was initiated by the controlling person of the acquirees, Mr. Jianming Hao.

Given our detailed explanation and analyses of the November transaction as mentioned above, we do not believe that the transaction represented a combination between entities under common control.  We believe that the restructuring and recapitalization were properly accounted for as a reverse acquisition with our explanation and analyses provided above.

15.  We note your response to prior comment 40 but do not believe that it adequately supports your accounting.  Please provide a more thorough analysis to support your determination that the three subsidiaries, or the two divisions (grain and corn), do not represent operating segments.  You should specifically address each of the criteria of ASC 280-10-50-1 and consider the provisions of paragraphs 50-2 to 50-9.  If this analysis results in the identification of operating segments, you should consider the subsequent provisions regarding reportable segments and aggregation criteria.  Please also provide us with a copy of the financial information provided to your chief operating decision maker for the quarters ended March 31, 2010 and June 30, 2010 and identify the CODM.

ANSWER:
ASC 280-10-05-2 states that the Subtopic provides guidance to public business entities (referred to as public entities throughout this Subtopic) on how to report certain information about operating segments in complete sets of financial statements of the public entity and in condensed financial statements of interim periods issued to shareholders.  ASC 280-10-15-2 also states that the guidance in the Segment Reporting Topic applies to all public entities.  Entities other than public entities are encouraged to provide the disclosures described in this Subtopic.

City Zone and its subsidiaries were not public entities when our auditor issued their audit opinion in March 2010 on our financial statements as of and for the years ended December 31, 2009 and 2008.  It appears to us that ASC 280 is not mandatory to non-public entities.  Therefore, we did not present disclosures for segment reporting information under ASC 280 in those financial statements.  Those audited financial statements were attached to the 8-K filed by Eco Building International Limited (the former name of the Company) in April 2010 upon the completion of the reverse acquisition of City Zone and its subsidiaries, and were also attached in this S-1 registration statement filing.  As a result, we do not believe that we are required to restate our financial statements as of and for the years ended December 31, 2009 and 2008, unless otherwise instructed by the SEC.

However, for the purpose of presenting comparative financial information for our first fiscal year-end after the reverse acquisition with the public entity and to comply with Regulation S-X Rule 3-03(e), we have prepared the following segment reporting information as of and for the year ended December 31, 2009 to be included and disclosed in comparison with the information as of and for the year ended December 31, 2010:

Note X.	SEGMENT REPORTING

As defined in ASC Topic 280, “Segment Reporting”, the Company has two reportable segments, including the grain division and the corn division.  The two segments were identified primarily based on the difference in products.  The grain division is comprised of Jinzhong Deyu and Detian Yu in the business of bulk purchasing grains from farmers and distributing to wholesalers and supermarkets with our own brand names, including “De Yu” and “Shi-Tie” for certified organic grain products.  The corn division is comprised of Jinzhong Yongcheng and Jinzhong Yuliang in the business of bulk purchasing corns from farmers and distributing to agricultural product trading companies through wholesale.  Other entities consolidated under the Company are mainly for holding purposes and do not plan to earn revenues, and may only incur incidental activities.

Information about the two reportable segments is presented in the following tables:

Year Ended December 31, 2009	Grain Division	Corn Division	Others	Total
Revenues from external customers	$8,520,287	$32,732,447	$-	$40,732,447
Intersegment revenues	-	-	-	-
Interest revenue	5,462	4,619	-	10,081
Interest expense	(13,403)	(89,490)	-	(102,893)
Net interest expense	(7,941)	(84,871)	-	(92,812)
Depreciation and amortization	(167,550)	(161,715)	-	(329,265)
Segment net profit (loss)	3,251,978	3,970,115	(40,961)	7,181,132
Segment total assets	9,825,666	13,960,656	44,831	23,831,153

All of our revenues were generated from customers in China.  The following tables set forth our three major customers in each segment:
Grain Division:	% of Gross Sales for the Years Ended December 31, 2009
Customer A	16.4%
Customer B	9.7%
Customer C	9.3%
Top Three Customers as % of Total Segment Gross Sales	35.4%

Corn Division:
Customer A	48.6%
Customer D	2.6%
Customer E	2.6%
Top Three Customers as % of Total Segment Gross Sales	53.8%

Revenue Recognition, page F-27

16.  We note your response and revised disclosure in response to prior comment number 45.  Based on your disclosure, it appears that you offer customers with exchange, not return rights.  If this is correct, please revise your disclosure to correctly identify the rights that are offered to your customers in your sales transactions.

ANSWER:	On page F-30, we have revised our footnote for Revenue Recognition to correctly reflect our customer’s right to exchange and not a right of return.

Undertakings, page II-4

17.  We reissue comment 49 in our letter dated July 12, 2010.  Please revise to make sure your undertakings are consistent with those and contain all that are required by Item 512 of Regulation S-K.  For example, (i) the proviso beginning “provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) [sic] of this rule do not apply” is unnecessary, (ii) paragraph (a)(2) is inconsistent with that contained in Item 512 of Regulation S-K and (iii) the undertakings relating to Rules 430B and 430C are unnecessary.

ANSWER:
On page II-4, we have revised the undertakings to be consistent with those required by Item 512 of Regulation S-K.  Specifically, we removed the proviso beginning “provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) [sic] of this rule do not apply”, revised paragraph (a)(2) to be consistent with that contained in Item 512 of Regulation S-K, and removed the undertakings relating to Rules 430B and 430C.

Signatures

18.  Please provided the signature of your controller or principal accounting officer.

ANSWER:
David Lethem, our Principal Financial Officer is also our controller and principal accounting officer.  Accordingly, we have made the revision to list Mr. David Lethem as the controller and principal accounting officer on the signature page.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Jianming Hao
CEO and Director